

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 28, 2009

`

Mr. Tom S.Q. Yip
Chief Financial Officer
Silver Standard Resources Inc.
999 West Hastings Street
Suite 1400
Vancouver, British Columbia V6C 2W2

> **Re:** **Silver Standard Resources Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed Initially on March 31, 2009 and Amended on August 10, 2009**
> **File No. 000-26424**

Dear Mr. Yip:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A for the Fiscal Year Ended December 31, 2008

Operating and Financial Review and Prospects, page 2

Financial Results from Operations, page 9

1.   We note that you have not provided a discussion of your results of operations for the year ended December 31, 2006. Please note that Item 5 of Form 20-F requires you to discuss your financial condition, changes in financial condition and results of operations for each year for which financial statements are required.

Financial Statements, F-1

<u>Note 18 – Material Differences Between Canadian and United States Generally Accepted
Accounting Principles (GAAP), page F-39</u>

2.   We note your disclosure in which you state, "When proven and probable reserves
        are determined for a property and a final feasibility study prepared, any
        subsequent exploration and development costs of a property are capitalized."
        Further, we note you state, "Once in production, any subsequent development
        costs would be treated as production costs charged to production."

        Under U.S. GAAP, the costs incurred after mineral reserves have been established
        are commonly developmental in nature, when they relate to constructing the
        infrastructure necessary to extract the reserves, preparing the mine for production,
        and are on this basis capitalized. On the other hand, exploratory costs are those
        typically associated with efforts to search for and establish mineral reserves,
        beyond those already found, and should be expensed as incurred regardless of the
        existence of reserves or the stage of development of the business enterprise.
        Further production costs are those typically incurred to operate and maintain the
        mines and related equipment and facilities.   Therefore, the accounting treatment
        that you describe for exploration, development and production costs does not
        reflect sufficient distinction in the character of these costs for U.S. GAAP
        purposes.

        Please modify your accounting policy disclosure for U.S. GAAP as necessary to
        differentiate between exploration, development and production costs, and to
        ensure correlation of these terms with your reserve findings, and stage of
        operations, based on the definitions set forth in Industry Guide 7. In addition,
        please tell us any changes that you would need to make to your U.S. GAAP
        reconciliation to comply with this guidance.

<u>Closing Comments</u>

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher at (202) 551-3706 or me at (202) 551-3489 if you have questions regarding the comments.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant